[Letterhead of Eversheds Sutherland (US) LLP]

July 22, 2022

Kimberly A. Browning, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	Varagon Capital Corporation
Amendment No. 1 to Registration Statement on Form 10
File No. 000-56450

Dear Ms. Browning:

On behalf of Varagon Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2022 regarding the Company’s Amendment No. 1 to the Registration Statement on Form 10 (File No. 000-56450) (the “Registration Statement”) filed on July 15, 2022. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Amendment No. 2 to the Registration Statement on Form 10 filed with the SEC on July 22, 2022 (the “Amended Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Amended Registration Statement.

1.

The Staff refers to Comment 3 in the Company’s response letter, dated July 15, 2022 (the “Response Letter”). Please update the Company’s subscription agreement, on a going forward basis, to add the bulleted risk disclosure under the “Explanatory Note” section immediately above the signature line of the subscription agreement.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company has added the bulleted risk disclosure under the “Explanatory Note” section of the Registration Statement immediately above the signature line of the subscription agreement, a form of which is filed as Exhibit 4.1 to the Amended Registration Statement.

2.

The Staff refers to Comment 18(c) in the Response Letter. The Staff notes that the Company discloses that it will invest in securities that are rated below investment grade by rating agencies, which are often referred to as “junk”, on pages 2 and 76 of the Registration Statement. Please prominently include similar disclosure in the section of the Registration Statement describing the Company’s principal investment strategy.

Response: The Company has revised page 12 of the Amended Registration Statement to reflect the Staff’s comment.

3.

Please revise the last bullet point on page 21 of the Registration Statement to reflect the substance of the Company’s response to Comment 40 in the Response Letter, namely that such expenses paid by the Company to the Administrator pursuant to the Administration Agreement will be subject to the approval of the Board on a quarterly basis.

Response: The Company has revised page 21 of the Amended Registration Statement to reflect the Staff’s comment.

4.

The Staff refers to Comment 41(e) in the Response Letter. Please confirm to the Staff that (a) if a SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that, if a SPV is not organized in the U.S., (a) the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a SPV and its board of directors will agree to inspection by the staff of the SPV’s books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

5.	The Staff refers to Comment 54 in the Response Letter. On a supplemental basis, please confirm that the Administrator will not receive any reimbursements under the Expense Reimbursement Agreement.

Response: The Company respectfully advises the Staff on a supplemental basis that, as disclosed on page 1 of the Amended Registration Statement, Varagon Capital Partners, L.P. is the parent entity of the Adviser. In addition, Varagon Capital Partners, L.P. also serves as the Company’s administrator. Varagon Capital Partners, L.P., when acting in its capacity as the administrator, will not receive any reimbursement under the Expense Reimbursement Agreement.

Kimberly A. Browning, Senior Counsel

July 22, 2022

6.	Please add succinct disclosure in the Registration Statement describing the expense reimbursement that the Administrator is entitled to under the Administration Agreement.

Response: The Company has revised page 22 of the Amended Registration Statement to reflect the Staff’s comment. In addition, the Company has changed the “Expense Reimbursement Agreement” heading to read as follows: “Expense Reimbursement Agreement between the Company and the Adviser” on page 22 of the Amended Registration Statement.

7.

Under the “Expense Reimbursement Agreement” heading on page 22, please identify the affiliate(s) of the Adviser that the Company will reimburse under the Expense Reimbursement Agreement noted in the second, fourth, and sixth sentences of the first paragraph.

Response: The Company has revised page 22 of the Amended Registration Statement to reflect the Staff’s comments.

8.

The Staff refers to the following revised disclosure on page 26 of the Registration Statement in response to Comment 57 in the Response Letter: “On occasion, SDLP may invest in covenant-lite loans if the investment’s credit merits are particularly strong (e.g., high recurring revenue, strong retention rates, market leader, compelling value proposition, highly diversified customer base, etc.), the sponsors are highly reputable and relationship-oriented, and the economic profile is highly favorable (e.g., large established company with greater than $50 million of EBITDA and strong EBITDA margins).” If the Company does not intend to principally invest in covenant-lite loans, such disclosure should not be included in the section relating to its principal investment strategy. In this regard, please consider either deleting the disclosure or including the disclosure in a different section of the Registration Statement with corresponding risk disclosure.

Response: The Company respectfully advises the Staff on a supplemental basis that it does not intend to principally invest in covenant-lite loans, but may do so opportunistically. Therefore, the Company has included the foregoing disclosure on page 31 of the Amended Registration Statement, rather than the section relating to the Company’s principal investment strategy, and added corresponding risk disclosure on page 81 of the Amended Registration Statement.

9.

The Staff refers to the revised disclosure on pages 31-32 of the Amended Registration Statement in response to Comment 65 in the Response Letter. To the extent accurate, please enhance the disclosure to state whether the Company will make an investment in a company that scores poorly on ESG factors but scores well on other factors, and vice versa. The Staff notes that the Company will not invest, directly or indirectly, in any company having its primary business in the manufacturing or production of tobacco products. Please disclose whether there are other ESG criteria that the Company considers to determine it will not invest in a company.

Response: The Company has revised pages 31-32 of the Amended Registration Statement to reflect the Staff’s comment.

10.

The Staff refers to the revised disclosure on page 34 of the Registration Statement in response to Comment 66 in the Response Letter. In particular, the Staff refers to the following sentence: “Defaulting Shareholders may forfeit their right to participate in purchasing additional shares of our Common Stock on any future Drawdown Date, be required to forfeit a portion of their shares of Common Stock, be unable to vote their shares of Common Stock, and be subject to other remedies at law or in equity.” Please advise as to the permissibility of the foregoing provision, in particular, the inability of a Defaulting Shareholder to vote her or his shares of Common Stock

Response: The Company respectfully advises the Staff on a supplemental basis that the provisions relating Defaulting Shareholders is specifically set forth in Section 4 of the Subscription Agreement, executed by each investor in the Company, a form of which is filed as Exhibit 4.1 to the Amended Registration Statement. In that regard, by signing the Subscription Agreement, each investor agrees to comply with the terms therein, including the terms relating to the consequences of defaulting on the investor’s capital commitment. With respect to the right to vote an investor’s shares of Common Stock, the Company notes that the Subscription Agreement provides as follows: “to the maximum extent permitted by applicable law, the Defaulting Shareholder hereby makes, constitutes and appoints the Company with full power of substitution, its true and lawful proxy to exercise all voting and other rights of such Defaulting Shareholder with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of the Company and in every written consent in lieu of such meeting in exact proportion to the votes or consents cast by Shareholders other than Defaulting Shareholders or, in the absence of any such Shareholder, in the discretion of the proxy.” The Company has revised the disclosure on page 35 of the Amended Registration Statement to clarify that a Defaulting Shareholder’s right to vote his or her shares of Common Stock is subject to the terms of the Subscription Agreement and may in some circumstances be subject to a grant of a proxy to the Company.

Kimberly A. Browning, Senior Counsel

July 22, 2022

11.	Please revise disclosures regarding the indemnification in the Registration Statement to conform with the precise language in Sections 17(h) and 17(i) of the 1940 Act, as applicable.

Response: The Company has revised pages 14, 18, 19, 75, 76, 111 and 112 of the Amended Registration Statement to reflect the Staff’s comment.

12.

The Staff refers to the following revised disclosure on page 110 of the Registration Statement in response to Comment 89(b) in the Response Letter: “There is uncertainty as to whether a court would enforce such a provision, and Shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.” Please enhance the disclosure to make clear that there is uncertainty regarding the enforcement of such provisions because the 1933 Act and the 1940 Act permit shareholders to bring claims arising from these statutes in both state and federal courts.

Response: The Company has revised page 111 of the Amended Registration Statement to reflect the Staff’s comment.

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Please do not hesitate to call me at (202) 383-0278 or Steven B. Boehm at (202) 383-0176 if you have any questions or require any additional information.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

cc:	Michael J. Spratt, Assistant Director
Afsar Farman-Farmaian, Esq., Varagon Capital Corporation
Steven B. Boehm, Esq., Eversheds Sutherland (US) LLP